Netro has shown a complete disregard for true corporate governance practices

Netro' s Corporate Governance Scorecard	Yes
Does Netro have a staggered board?	✓
Did Netro adopt a poison pill within the last twelve months?	✓
Did Netro adopt a poison pill without shareowners voting for it?	✓
Have directors that are up for reelection attended less than 75% of board and committee meetings?	✓
Does Netro's board have compensation and audit committees but ***no*** nomination or ethics committee?	✓
Do members of the compensation committee also serve on the audit committee?	✓
Are directors that are currently running for reelection on four or more other corporate boards?	✓
Has Netro re-priced options within the last twelve months?	✓
Is Netro's CEO also the Chairman of the Board?	✓
Has the compensation committee increased Netro's executives salaries and options in the face of declining revenues and growing losses?	✓
Is Netro against cumulative voting?	✓